Christopher Tinen Partner O 858.910.4809 | F 858.434.5006 ctinen@swlaw.com

May 2, 2025

Via EDGAR

CONFIDENTIAL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tivic Health Systems, Inc.
Confidential Submission of Draft Registration Statement

Dear Sir/Madam,

On behalf of our client, Tivic Health Systems, Inc., a Delaware corporation (the “Registrant”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) via EDGAR to the Securities and Exchange Commission for confidential nonpublic review.

The Draft Registration Statement relates to registration for resale of the Registrant’s Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended. On behalf of our client, we confirm to you that the Registrant will publicly file the Draft Registration Statement and nonpublic draft submissions thereof at least two (2) business days prior to any requested effective time and date of the Draft Registration Statement.

Please direct any questions regarding the Company’s Draft Registration Statement to me at (858) 910-4809 or ctinen@swlaw.com.

Sincerely,

SNELL & WILMER L.L.P.

/s/Chrisopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:	Jennifer Ernst, Tivic Health Systems, Inc.